SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2013

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR LAUNCHES 8 NEW SHANNON ROUTES IN APRIL 2014

(BERLIN, FARO, FUERTEVENTURA, KRAKOW, MUNICH, NICE, PARIS & WARSAW)

300,000 NEW PASSENGERS P.A. & 300 NEW JOBS CREATED,
AS IRISH TRAVEL TAX SCRAPPED

Ryanair, Ireland's favourite airline, today (24 Oct) announced it will open 8 new routes from Shannon to Berlin, Faro, Fuerteventura, Krakow, Munich, Nice, Paris and Warsaw from April 2014, which will deliver an additional 300,000 passengers p.a. and support 300* new on-site jobs at Shannon. This growth is the first 300,000 of an extra 1m passengers p.a. that Ryanair will deliver at Irish airports in direct response to the Government's budget decision to scrap the €3 travel tax from April 2014.

Ryanair's expansion at Shannon from April 2014 will deliver:

• 8 new routes to Berlin, Faro, Fuerteventura, Krakow, Munich, Nice, Paris & Warsaw
• Increased frequency on the Stansted route from 14 to 15 per week
• 300,000 new Ryanair passengers p.a. (750,000 in total)
• 300* new on site jobs
• Shannon traffic will grow from 450,000 to 750,000 p.a

Ryanair's 8 new Shannon routes will start in April 2014 and go on sale on the Ryanair.com website tomorrow.

Ryanair is in continuing discussions with the four other main Irish airports - Cork, Dublin, Kerry and Knock - to finalise its growth plans for summer 2014 and hopes to announce more route and frequency growth from Ireland in the coming weeks.

In Shannon, Ryanair's Michael Cawley said:
"Ryanair is pleased to announce 8 new routes and increased frequency on the Stansted route from Shannon in April 2014, which will deliver 300,000 additional passengers p.a. and support 300 new on-site jobs at Shannon. This growth is in direct response to the Government's welcome decision to scrap the €3 air travel tax from April 2014.

The scrapping of the air travel tax will help restore Ireland's competitiveness and attractiveness to overseas visitors from the UK and Continental Europe in particular. Having met with all five of the main Irish airports, we hope to announce further new route and traffic growth plans over the coming weeks."

Shannon Airport CEO, Neil Pakey said:
"We are delighted that Ryanair have shown real commitment to the Shannon Region in announcing 8 new European routes for 2014, in addition to the 10 already served from Shannon. The timing of this announcement couldn't be better for inbound visitors in particular, given the focus next year on the Wild Atlantic Way and on Limerick as the City of Culture."

Ends
*ACI research confirms up to 1,000 'on-site' jobs are sustained at international airports for every 1m passengers
For further information
please contact:
Robin Kiely                       Joe Carmody
                                                Ryanair Ltd                       Edelman Ireland
                                               Tel: +353-1-8121212      Tel: +353-1-6789 333
                                              press@ryanair.com          ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 24 October, 2013

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary